Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement No. 333-225715 Dated July 10, 2018 COASTAL FINANCIAL CORPORATION INVESTOR PRESENTATION

Legal Information and Disclaimer Coastal Financial Corporation (“Coastal”, “the Company” or “we”) has filed a registration statement (including a prospectus, which is preliminary and subject to completion) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this presentation relates. Before you invest in any securities, you should read the prospectus in that registration statement and the other documents Coastal has filed with the SEC for more complete information about Coastal and the offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Coastal, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Keefe, Bruyette & Woods, Inc., toll-free at (800) 966-1559 or by emailing kbwsyndicatedesk@kbw.com or Hovde Group, LLC, toll-free at (866) 971-0961 or by emailing hovdeops@hovdegroup.com. Coastal is not soliciting an offer to buy securities in any jurisdiction where the offer or sale is not permitted. Neither the SEC nor any state securities commission has approved or disapproved of the securities of Coastal or passed upon the accuracy or adequacy of this presentation. Any representation to the contrary is a criminal offense. Except as otherwise indicated, this presentation speaks as of the date hereof. Coastal’s common stock is not a deposit or savings account of Coastal’s bank subsidiary and is not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality. This presentation and oral statements made regarding the subject of this presentation contain forward-looking statements. These forward-looking statements reflect Coastal’s current views with respect to, among other things, future events and Coastal’s financial performance. Any statements about Coastal’s expectations, beliefs, plans, predictions, forecasts, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “believes,” “can,” “could,” “may,” “predicts,” “potential,” “should,” “will,” “estimate,” “plans,” “projects,” “continuing,” “ongoing,” “expects,” “intends” and similar words or phrases. Any or all of the forward-looking statements in (or conveyed orally regarding) this presentation may turn out to be inaccurate. The inclusion of or reference to forward-looking information in this presentation should not be regarded as a representation by Coastal or any other person that the future plans, estimates or expectations contemplated by Coastal will be achieved. Coastal has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that Coastal believes may affect its financial condition, results of operations, business strategy and financial needs. Coastal’s actual results could differ materially from those anticipated in such forward-looking statements as a result of risks, uncertainties and assumptions that are difficult to predict. If one or more events related to these or other risks or uncertainties materialize, or if Coastal’s underlying assumptions prove to be incorrect, actual results may differ materially from what Coastal anticipates. You are cautioned not to place undue reliance on forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made and Coastal undertakes no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. This presentation includes industry and trade association data, forecasts and information that Coastal has prepared based, in part, upon data, forecasts and information obtained from independent trade associations, industry publications and surveys, government agencies and other information publicly available to Coastal, which information may be specific to particular markets or geographic locations. Some data is also based on Coastal’s good faith estimates, which are derived from management’s knowledge of the industry and independent sources. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. Statements as to Coastal’s market position are based on market data currently available to Coastal. Although Coastal believes these sources are reliable, Coastal has not independently verified the information contained therein. While Coastal is not aware of any misstatements regarding the industry data presented in this presentation, Coastal’s estimates involve risks and uncertainties and are subject to change based on various factors. Similarly, Coastal believes that its internal research is reliable, even though such research has not been verified by independent sources. This presentation includes certain non-GAAP financial measures, including adjusted net income, adjusted earnings per share, adjusted return on average assets and adjusted return on average shareholders’ equity. These non-GAAP financial measures and any other non-GAAP financial measures that we discuss in this presentation should not be considered in isolation, and should be considered as additions to, and not substitutes for or superior to, measures of financial performance prepared in accordance with GAAP. There are a number of limitations related to the use of these non-GAAP financial measures versus their nearest GAAP equivalents. For example, other companies may calculate non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of Coastal’s non-GAAP financial measures as tools for comparison. See the Appendix to this presentation for a reconciliation of the non-GAAP financial measures used in (or conveyed orally during) this presentation to their most directly comparable GAAP financial measures. 2

Offering Summary Issuer: Coastal Financial Corporation Proposed Exchange / Ticker: Nasdaq Global Select Market / CCB Base Shares Offered: 2,150,000 primary / 570,000 secondary Base Offering Size(1): $ 38.1 million / $ 30.1 million primary and $ 8.0 million secondary Price Range: $ 13.00 $ 15.00 per share Underwriters Option: 15% (100% Primary) As Adjusted Shares Outstanding(2): 11,403,303 Directed Share Program: 5% Lock-Up: 180 days for the Company, directors, officers and certain shareholders Support growth, organically or through mergers and acquisitions, and for Use of Proceeds: general corporate purposes Keefe, Bruyette & Woods, A Stifel Company Joint Bookrunning Managers: Hovde Group, LLC Expected Pricing: Week of July 16(th) (1) Based on an assumed initial public offering price of $14.00 per share (the midpoint of the price range), before deducting underwriting discounts and estimated offering expenses. 3 (2) Based on 9,253,303 voting and nonvoting shares of common stock outstanding as of March 31, 2018, after giving effect to the proposed issuance of 2,150,000 primary shares, excluding the underwriters option.

Today s Presenters Eric Sprink Joel Edwards President Executive Vice President Chief Executive Officer Chief Financial Officer 27 Years of Financial Services Experience 32 Years of Financial Services Experience 12 Years in the Puget Sound Region 23 Years in the Puget Sound Region 12 Years at Coastal 6 Years at Coastal 4

Corporate Overview

Coastal Community Bank was established in 1997 with a focus on serving small to medium-sized businesses within the Puget Sound region

Headquarters

- Everett, Washington – the largest city in and county seat of Snohomish County

Branches

- 13 full-service banking locations
  - 10 in Snohomish County (Everett)
  - 2 in Island County
  - 1 in King County (Seattle)

Size and Scale

- $831.0 million in total assets
- $678.5 million in total loans
- $727.3 million in total deposits
- Largest community bank by deposit market share in Snohomish County

Focus

- Meet the financial needs of the community, make decisions locally and support the communities the bank serves

COASTAL COMMUNITY BANK



Skagit
Island
Snohomish
Everett
Kitsap
Seattle
Bellevue
King
90
Tacoma
Pierce
Thurston
5

Dedicated to community banking

2017 & 2016 Recipient of the prestigious "5-Star Rating" from BauerFinancial, Inc.

Everett Herald – 2014, 2015, 2016 and **2017** Readers Choice – "Best Bank" Plus... "2016 Best Financial Provider, Best Mortgage Lender and Best Place to Work"

Stanwood & Camano News "Best Bank" (5 years in a row) 2013 • 2014 • 2015 • 2016 • **2017**

"**2017** & 2016 SBA Community Lender of the Year Award"

in some of Washington's most attractive markets

5

Note: Data as of the quarter ended March 31, 2018 unless otherwise indicated.

Ownership of Directors and Officers

Name	Age	Year Joined	Principal Occupation	Title and Position with the Company	Shares of Voting Common Stock Beneficially Owned
Christopher Adams	38	2016	Partner, Adams & Duncan, Inc., P.S.	Vice Chairman	*
Andrew Dale	51	2011	Managing Director, Montlake Capital LLC	Director	16.8%
Joel Edwards	57	2012	Chief Financial Officer of the Bank and the Company	CFO	*
John Haugen, Jr.	69	1997	Retired President of Crown Photo Systems, Inc.	Director	1.1%
Steven Hovde	63	2011	Chairman and CEO of Hovde Group, LLC	Director	19.2%
Russ Keithley	52	2012	Chief Lending Officer of the Bank and the Company	CLO	*
Thomas Lane	48	1997	CEO of Dwayne Lane's Auto Family	Director	1.0%
Andrew Skotdal	47	1997	President of commercial and industrial portfolios of Skotdal Real Estate; President and Co-owner of S-R Broadcasting Co., Inc.	Chairman	4.7%
Eric Sprink	46	2006	President and CEO of the Bank and the Company	Director, President and CEO	1.8%
Jack Thompson	47	2012	Head of Financial Services Investments at Gapstow Capital Partners	Director	15.8%(1)
Gregory Tisdel	63	2002	Owner of Tiz's Door Sales and member of the Advisory Board of the Puget Sound Clean Air Agency	Director	*
Beneficial Ownership of Directors and Executive Officers:					**60.0%**

Note: Data as of March 31, 2018 and does not give effect to any shares sold by the selling shareholder.
*Less than 1%
(1) Excludes 261,444 shares of nonvoting common stock. Including these shares results in 18.7% ownership of voting and nonvoting common stock.

6

Key Investment Highlights Premier Local Bank in the Largest locally headquartered bank, by deposit market share, in rapidly growing Snohomish County Puget Sound Region Attractive alternative to larger, more impersonal financial services companies Attractive Core Deposit Fund 94.0% of total loans with core deposits(1) Driven Franchise Ability to mitigate funding costs in a rising rate environment Scalable Operating Model 5 consecutive years of organic net income growth with Consistent Growth Efficiencies to be obtained with additional scale Actively seeking M&A opportunities to bolster growth Diversified Loan Portfolio Business-focused bank with diverse portfolio primarily made up of owner-operated businesses and investor real estate loans Well Positioned for a Rising Majority (56%) of total loans are floating or adjustable rate as of March 31, 2018 Rate Environment Solid, lower cost core deposit-funded balance sheet Disciplined Underwriting and Reflected in historical asset quality metrics Credit Administration Focus on using customer service, not credit terms, to win business Quality underwriting and track record of strong asset quality 7 (1) Consists of total deposits less all time deposits.

Financial Highlights

As of or for the Three Months Ended March 31, 2018	
Balance Sheet ($mm)	
Total Assets	$831.0
Total Loans	$678.5
Total Deposits	$727.3
Total Shareholders' Equity	$66.9
Earnings and Profitability	
Net Income ($mm)	$1.8
Return on Average Assets	0.94%
Return on Average Shareholders' Equity	10.96%
Net Interest Margin	4.12%
Efficiency Ratio	68.3%
Loans to Deposits	93.3%
Capital Ratios (Consolidated)	
Tangible Equity to Tangible Assets (1)	8.05%
Tier 1 Leverage Ratio	9.07%
Tier 1 Risk-Based Capital Ratio	10.25%
Total Risk-Based Capital Ratio	12.90%
Asset Quality	
Total Nonperforming Assets to Total Assets	0.20%
Total Nonperforming Loans to Total Loans	0.25%
Allowance for Loan Losses to Total Loans	1.24%
Net Charge-Offs to Average Loans	0.06%



Total Assets
CAGR: 16.8%
$428.9
$546.5
$622.7
$740.6
$805.8
$831.0
2013
2014
2015
2016
2017
2018Q1



Total Loans
CAGR: 16.1%
$359.3
$431.1
$499.2
$596.1
$656.8
$678.5
2013
2014
2015
2016
2017
2018Q1



Core Deposits (2)
CAGR: 21.7%
$276.8
$351.7
$451.9
$571.5
$612.6
$637.8
2013
2014
2015
2016
2017
2018Q1



Net Income
CAGR: 34.7%
$2.0
$2.3
$3.0
$5.0
$6.7
$1.3
$1.8
2013
2014
2015
2016
2017(3)
2017Q1
2018Q1

(1) Tangible equity to tangible assets is a non-GAAP measure. Since there is no goodwill or other intangible assets as of the date indicated, tangible equity to tangible assets is the same as total shareholders' equity to total assets as of the date indicated.

Note: Annual data as of or for the year ended December 31 of each respective year. Quarterly data as of or for the three months ended March 31 of each respective year. All figures are in millions.

(2) Consists of total deposits less all time deposits.

(3) 2017 net income is adjusted to exclude the impact of a deferred tax asset revaluation due to the enactment of the Tax Cuts and Jobs Act. Refer to "Non-GAAP Reconciliation" in the Appendix for additional details.

8

Core Markets – Snohomish County

Median Household Income

- $83,174 per household, the second highest in Washington vs. $61,045 for the United States

Unemployment Rate

- 3.3% as of April 2018 vs. 3.9% for the United States

Market Deposits

- $11.6 billion in Snohomish County deposits, the second largest county in Washington (the largest is King County with $81.8 billion in deposits)
- 29.8% growth in deposits from 2010 to 2017

Positioning

- Lower cost of doing business compared to neighboring King County, while also providing ready access to the broader Washington economy

Recent Economic Developments

- Paine Field in Everett will be open to commercial air traffic in 2018
  - Southwest Airlines, Alaska Airlines and United Airlines have announced plans to add routes

Notable Employers

Largest Locally HQ'd Bank in Snohomish County

Institution (Headquarter State)	Overall Rank	In-Market HQ Rank	Deposits in Market ($ in millions)	Number of Branches	Deposit Market Share (%)
Bank of America Corp. (NC)	1		$ 2,561	21	22.0%
JPMorgan Chase & Co. (NY)	2		1,757	25	15.1%
Wells Fargo & Co. (CA)	3		1,480	19	12.7%
U.S. Bancorp (MN)	4		710	12	6.1%
KeyCorp (OH)	5		583	18	5.0%
Coastal Financial Corp. (WA)	**6**	**1**	**578**	**10**	**5.0%**
Union Bank of California (CA)	7		545	8	4.7%
Opus Bank (CA)	8		438	6	3.8%
Heritage Financial Corp. (WA)	9		418	8	3.6%
Washington Federal Inc. (WA)	10		416	9	3.6%
Total For Institutions In Market	**25**	**6**	**$ 11,640**	**180**	

Source: S&P Global Market Intelligence; FDIC's Summary of Deposits as of June 30, 2017; U.S. Bureau of Labor Statistics.

9

Core Markets Puget Sound Region The Puget Sound region in the state of Washington encompasses the Seattle MSA, the metropolitan Puget Sound Region areas of Olympia, Bremerton and Mount Vernon, and Island County We believe there is significant organic growth 5 Skagit opportunities given the: Island 16% Employment growth from 2010 to 2017 Snohomish Population growth from 2010 10% Everett to 2017 62% (%) of Washington population 405 represented by Puget Sound Bellevue Kitsap Seattle King 90 61% (%) of Washington businesses represented by Puget Sound Tacoma Pierce (%) of Washington deposits Thurston 75% represented by Puget Sound 5 Branches 10 Source: S&P Global Market Intelligence; FDIC s Summary of Deposits as of June 30, 2017; Employment Security Department/WITS; U.S. Bureau of Labor Statistics.

Scalable Operating Model We complement our traditional branches with a robust digital banking delivery system Digital Banking Platform Leverage technology to deliver seamless services to our clients Average 6,000 digital deposits monthly, both consumer and commercial remote deposit capture Scale across Puget Sound region with limited branch locations Snohomish County Branch Statistics Number of Branches Branch Deposits (000s) Pre—Crisis Post—Crisis 2017 Avg. Deposits/ Company Name 2004 2005 2006 2016 2017 Deposits Branch Bank of America Corp. 22 23 23 21 21 $2,560,791 $121,942 JPMorgan Chase & Co. 23 23 23 25 25 1,757,386 70,295 Wells Fargo & Co. 17 17 17 20 19 1,479,994 77,894 U.S. Bancorp 12 12 12 12 12 709,980 59,165 Coastal Financial Corp. 3 4 5 10 10 578,210 57,821 Number of Client Households by Location 9 M ill C reek 2 3 6 Cathcart Lynwood 370 E dmonds 522 2 3 6 405 Echo Lake 104 Bothell Shoreline Cottage Lake 99 E ast King C ounty 3 4 0 520 N orth Seattle 3 9 2 Kirkland Redmond Seattle 3 5 0 Sammamish Bellevue Seattle 90 5 Branches Source: S&P Global Market Intelligence; FDIC s Summary of Deposits as of June 30, of each respective year .11

Community Bank, Community Bankers It’s representative of the bank’s commitment to Community. We believe this is the best way to deliver charitable dollars to the communities where we do business. This is about the bank’s employees doing something together in order to make a real impact. Lee Pintar, founder of Coastal Community Bank Basic Principles of Community Banking Coastal Employee Giving Fund Know our markets and our customers Created in 2002, the Coastal Employee Giving Fund through the Greater Everett Foundation, has given Meaningfully contribute to communities we serve over 300 grants exceeding $359,000 Awards and Achievements #1 Contributor of Service Hours per Employee 2017, 2016, 2015 and 2014 Readers Choice Coastal employees contributed the most Best Bank community service hours per employee in 2017 as—Everett Herald reported by the Puget Sound Business Journal 2015, 2016 & 2017 Corporate Citizenship Employee Leadership in Non-Profit Organizations Award —Puget Sound Business Journal Coastal employees volunteer or serve on the Boards of 56 local non-profit organizations within Best Bank (5 years in a row) 2013 2017 the community—Stanwood & Camano News 12

Loan Composition 86% of loans (measured by dollar amount outstanding) Loan Composition were secured by real estate, or made to borrowers who live or conduct business, in the Puget Sound region $17.6 million legal lending limit as of March 31, 2018 C RE owner Commercial & Industrial (C&I) Portfolio oc cupied C RE non- 2 4 .9% owner occupied Owner-Operated 3 2 .8% Investor Real $86.7 million total C&I loans Businesses Estate 37.7% 48.6% 3.4 years weighted average maturity C &I 1 2 .8% $17.2 million of SBA loans in C&I portfolio 1 -4 family M ultifamily 1 3 .4% O ther 9 .2% 0 .3 % C onstruction and Commercial Real Estate (CRE) Portfolio land development $453.9 million total CRE loans 6 .6% 366.8% non-owner occupied CRE to total risk-based capital (1) Loan Concentrations by County Island 38.0% fixed rate 3% Skagit 2% $12.2 million of first lien SBA 504 loans in portfolio King Pierce 23% 2% Kitsap 2% 1-4 Family Real Estate Portfolio Other WA Counties 5% $90.6 million total 1-4 family loans Out of State $37.9 million purchased from financial 9% Snohomish institutions, all of which are individually 54% re-underwritten Note: Data as of or for the quarter ended March 31, 2018 unless otherwise indicated. 13 (1) Calculated on Bank-level total risk-based capital.

Deposit Composition Emphasis on core deposits has helped generate an Deposit Composition attractive funding mix Core Deposit Franchise We define core deposits as total deposits less Noninterest- NOW and time deposits bearing demand money market 34.9% 46.2% 94.0% of total loans were funded with core deposits as of March 31, 2018 Core deposits were 87.7% of total deposits as of Time deposits &gt; $100K Savings 8.6% 6.6% March 31, 2018 Time deposits &lt; $100K 3.7% Mitigates funding costs in a rising rate environment and enhances asset sensitivity Core Deposit Driven Funding was 0.37% for the quarter 94.0% Cost of total deposits 87.7% ended March 31, 2018 versus 0.31% for the 77.0% quarter ended March 31, 2017 74.8% No brokered or internet-sourced deposits Core Deposits / Total Deposits (%) Core Deposits / Total Loans (%) December 31, 2013 March 31, 2018 14 Note: Data as of or for the quarter ended March 31, 2018 unless otherwise indicated.

Yield and Cost Margin Analysis As of March 31, 2018, our one-year cumulative re-pricing gap to total assets of 25% was in the 78th percentile of banks nationwide, according to data obtained through S&P Global Market Intelligence 6.00% 5.65% 5.60% 5.34% 5.16% 5.07% 4.98% 4.93% 5.00% 4.50% 4.49% 4.12% 4.00% 4.06% 4.13% 4.08% 4.01% 3.00% 2.00% 1.00% 0.43% 0.44% 0.46% 0.37% 0.36% 0.32% 0.31% 0.00% 2013 2014 2015 2016 2017 2017Q1 2018Q1 Yield on Loans Cost of Deposits Net Interest Margin 15 Note: Data as of or for the year ended December 31 of each respective year or for the quarter ended March 31 for each respective year.

Strong Asset Quality Asset Quality Trends 2.00% 600% 1.90% (%) 496% 468% 500% Loans 1.60% . 1.52% (%) Avg / NPLs 378% 400% / NCOs 1.24% 365% and 1.20% LLL ) 1.11% ( A (%) 300% Losses Loans / 0.80% 221% Loan 0.72% NPLs for 200% 164% (%), 0.54% 0.40% 0.35% Allowance Assets 0.33% 0.32% / 0.27% 0.26% 100% 0.25% NPAs 0.20% 0.10% 0.11% 0.07% 0.06% 0.06% 0.00% 0% 2013 2014 2015 2016 2017 2018Q1 NPAs / Assets NPLs / Loans NCOs / Avg. Loans ALLL / NPLs 16 Note: Data as of or for the year ended December 31 of each respective year or for the quarter ended March 31 for each respective year.

Historic Profitability and Efficiency Net Income and Return on Average Assets 0.94% $8.0 0.90% 1.00% 0.76% 0.73% mm) $6.0 0.75% ( $ 0.51% 0.52% 0.49% $4.0 0.50% $6.7 Income $5.0 ROAA(%) $2.0 0.25% $3.0 Net $2.0 $2.3 $1.8 $1.3 $0.0 0.00% 2013 2014 2015 2016 2017 (1) 2017Q1 2018Q1 Net Income Return on Average Assets Efficiency Ratio (%) and Noninterest Expense ( NIE ) to Average Assets (%) 100.0% 5.00% 3.92% (%) 3.61% 3.51% 4.00% (%) 3.28% 3.10% 75.0% 3.00% 2.98% 3.00% Assets Ratio 2.00% 50.0% 75.6% 78.5% 79.0% 69.7% 67.2% 69.8% 68.3% Average 1.00% / Efficiency 25.0% 0.00% NIE 2013 2014 2015 2016 2017 2017Q1 2018Q1 Efficiency Ratio NIE / Average Assets Note: Annual data is as of or for the year ended December 31 of each respective year. Quarterly data is as of or for the thre e months ended March 31 of each respective year. 17 (1) Adjusted to exclude the impact of deferred tax asset revaluation due to the enactment of the Tax Cuts and Jobs Act. Refer to Non -GAAP Reconciliation in the Appendix for additional details.

Consolidated Capital Position 16.53% 13.90% 13.40% 12.90% 11.99% 10.89% 10.25% 9.75% 9.07% 8.05% Tangible Equity to Leverage Ratio Common Equity Tier 1 Tier 1 Risk-Based Capital Total Risk-Based Capital Tangible Assets (1) Ratio Ratio Ratio As-Reported As adjusted for the offering (2) Note: Data as of March 31, 2018. 18 (1) Tangible equity to tangible assets is a non-GAAP measure. Since there is no goodwill or other intangible assets as of the date indicated, tangible equity to tangib le assets is the same as total shareholders equity to total assets. (2) Gives effect to issuance and sale of 2,150,000 primary shares (excluding the underwriters option) at $14.00 per share, the midpoint of the price range, less the underwriting discount and estimated offering expenses payable by the Company.

Recent Developments

Banking Services Agreement with Aspiration Financial, LLC (May 2018)

- Entered into an agreement with Aspiration Financial, LLC (Aspiration), an online investment platform that offers socially-conscious and sustainable banking and investing, pursuant to which we will provide certain banking services for Aspiration's new cash management account program that Aspiration intends to launch in the third quarter of 2018.
- We will serve as the issuing bank for debit cards issued to Aspiration's customers and we will establish one or more settlement accounts for the purpose of settling customer transactions in the Aspiration cash management account program.
- We will receive a quarterly fee based on the total deposits in the Aspiration cash management account program (and we must pay interest to Aspiration on the deposits we retain, which we expect to be minimal) and Aspiration will reimburse us for certain expenses.

2018 Q2 Unaudited Preliminary Financial Results:

	For the three months ended June 30,		For the six months ended June 30,	
Earnings	**2018**	**2017**	**2018**	**2017**
Net Income (in millions)	$2.1 mm to $2.3 mm	$1.9 mm	$3.9 mm to $4.1 mm	$3.2 mm
Basic Earnings Per Share	$0.23 to $0.25	$0.20	$0.42 to $0.44	$0.35
Return on Average Assets	1.04% to 1.14%	1.03%	0.98% to 1.03%	0.88%

	As of the quarter ended		
Balance Sheet	**June 30, 2018**	**March 31, 2018**	**June 30, 2017**
Total Assets	$850.9 million	$831.0 million	$738.0 million
Total Loans	$700.7 million	$678.5 million	$623.3 million
Total Deposits	$744.5 million	$727.3 million	$640.9 million
Total Shareholders' Equity	$69.4 million to $69.6 million	$66.9 million	$63.6 million
Book Value Per Share	$7.46 to $7.48	$7.23	$6.88

Note: Our unaudited consolidated financial statements as of and for the three and six month periods ended June 30, 2018 are not yet available. The preliminary financial information for the three and six month periods ended June 30, 2018 is based solely on management's estimates, reflects currently available preliminary information and remains subject to additional procedures. These additional procedures could result in material changes to the preliminary financial information set forth in this presentation, including as a result of our consideration of subsequent events, particularly as it relates to material estimates and assumptions used in preparing management's estimates for the three and six month periods ended June 30, 2018. Our independent registered public accounting firm has not performed review procedures with respect to the preliminary financial information set forth in this presentation.

19

Appendix Coastal community bank

Interest Rate Shock Analysis Impact on Net Interest Income (NII) Parallel Shifts Static Balance Sheet 20.0% 10.0% 11.4% 5.6% 8.4% 0.0% 2.8% (2.0%) (10.0%) (8.1%) (10.3%) (20.0%) -300 basis -200 basis -100 basis +100 basis +200 basis +300 basis +400 basis points points points points points points points Change in NII (%) Impact on NII Parallel Shifts Dynamic Balance Sheet 20.0% 16.1% 10.0% 11.9% 7.9% 0.0% 4.0% (3.2%) (10.0%) (10.4%) (13.5%) (20.0%) -300 basis -200 basis -100 basis +100 basis +200 basis +300 basis +400 basis points points points points points points points Change in NII (%) 21 Note: Data for the twelve months ended March 31, 2018.

Selected Financials

(Dollars in thousands, except per share data)	As of or for the Three Months Ended March 31, 2018	2017	As of or for the Year Ended December 31, 2017	2016	2015	2014	2013
Statement of Income Data:							
Total interest income	$ 8,607	$ 7,543	$ 32,113	$ 28,460	$ 24,829	$ 22,451	$ 18,794
Total interest expense	829	668	2,875	2,523	2,501	2,032	1,699
Provision for loan losses	501	439	870	1,919	941	1,690	1,493
Net interest income after provision for loan losses	7,277	6,436	28,368	24,018	21,387	18,729	15,602
Total noninterest income	1,107	831	4,154	4,977	3,506	3,574	2,018
Total noninterest expense	6,067	5,376	22,433	21,538	20,406	18,829	14,447
Provision for income taxes	474	578	4,653	2,454	1,483	1,127	1,130
Net income	1,843	1,313	5,436	5,003	3,004	2,347	2,043
Adjusted net income (1)	1,843	1,313	6,731	5,003	3,004	2,347	2,043
Balance Sheet Data:							
Cash and cash equivalents	$ 94,569	$ 104,606	$ 89,751	$ 86,975	$ 84,674	$ 80,167	$ 38,625
Investment securities	37,338	34,806	38,336	34,994	16,150	13,757	14,439
Loans	678,515	596,219	656,788	596,128	499,186	431,119	359,317
Allowance for loan losses	8,423	7,793	8,017	7,544	5,989	5,557	4,268
Total assets	830,962	758,377	805,753	740,611	622,678	546,475	428,860
Interest-bearing deposits	473,268	436,061	460,937	424,707	370,028	333,230	256,747
Noninterest-bearing deposits	254,000	229,016	242,358	223,955	173,554	138,931	113,337
Total deposits	727,268	665,077	703,295	648,662	543,582	472,161	370,084
Total borrowings	33,534	28,681	33,529	28,513	20,376	19,374	18,372
Total shareholders' equity	66,927	61,303	65,711	59,897	55,753	52,521	38,487
Share and Per Share Data (2):							
Shares outstanding at end of period	9,253,303	9,243,546	9,248,901	9,238,788	9,232,538	9,213,204	7,289,274
Weighted average common shares outstanding–diluted	9,248,428	9,235,475	9,237,629	9,227,216	9,220,836	7,859,830	7,148,165
Book value per share	$ 7.23	$ 6.63	$ 7.11	$ 6.48	$ 6.04	$ 5.70	$ 5.28
Tangible book value per share (3)	7.23	6.63	7.11	6.48	6.04	5.70	5.28
Earnings per share – basic	0.20	0.14	0.59	0.54	0.33	0.30	0.29
Earnings per share – diluted	0.20	0.14	0.59	0.54	0.33	0.30	0.29
Adjusted earnings per share – diluted (1)	0.20	0.14	0.73	0.54	0.33	0.30	0.29
Performance Ratios (4):							
Return on average assets	0.94%	0.73%	0.73%	0.76%	0.52%	0.49%	0.51%
Adjusted return on average assets (1)	0.94	0.73	0.90	0.76	0.52	0.49	0.51
Return on average shareholders' equity	10.96	7.78	8.27	8.56	5.52	5.33	5.56
Adjusted return on average shareholders' equity (1)	10.96	7.78	10.24	8.56	5.52	5.33	5.56
Credit Quality Ratios:							
Nonperforming assets to total assets	0.20%	0.27%	0.26%	1.11%	1.52%	1.90%	1.24%
Nonperforming assets to total loans and OREO	0.25	0.34	0.32	1.38	1.89	2.39	1.46
Nonperforming loans to total loans	0.25	0.34	0.32	0.27	0.54	0.35	0.72
Allowance for loan losses to total loans	1.24	1.31	1.22	1.27	1.20	1.29	1.19
Net charge-offs to average loans	0.06	0.13	0.06	0.07	0.11	0.10	0.33

(1) Refer to "Non-GAAP Reconciliation" in this Appendix for additional details.
(2) Share and per share amounts are based on total common shares outstanding, which includes common stock and nonvoting common stock.
(3) Tangible book value per share is a non-GAAP measure. Since there is no goodwill or other intangible assets as of the dates indicated, tangible book value per share is the same as book value per share as of each of the dates indicated.
(4) Ratios for the three months ended March 31, 2018 and 2017 are annualized.

22

Non-GAAP Reconciliation Some of the financial measures included in this presentation are not measures of financial performance recognized by GAAP. Our management uses the non-GAAP financial measures set forth below in its analysis of our performance. Adjusted net income is a non-GAAP measure defined as net income increased by the additional income tax expense that resulted from the revaluation of deferred tax assets as a result of the reduction in the corporate income tax rate under the recently enacted T ax Cuts and Jobs Act. The most directly comparable GAAP measure is net income. Adjusted earnings per share is a non-GAAP measure defined as net income, plus additional income tax expense as noted above, divided by weighted average outstanding shares (diluted). The most directly comparable GAAP measure is earnings per share. Adjusted return on average assets is a non-GAAP measure defined as net income, plus additional income tax expense as noted above, divided by average assets. The most directly comparable GAAP measure is return on average assets. Adjusted return on average shareholders equity is a non-GAAP measure defined as net income, plus additional income tax expense as noted above, divided by average shareholders equity. The most directly comparable GAAP measure is return on average shareholders equity. As of or for the Year Ended, (Dollars in thousands, except share and per share data) December 31, 2017 Adjusted net income: Net income $ 5,436 Plus: additional income tax expense 1,295 Adjusted net income 6,731 Adjusted earnings per share diluted Net income $ 5,436 Plus: additional income tax expense for deferred tax asset revaluation 1,295 Adjusted net income 6,731 Weighted average common shares outstanding diluted (1) 9,237,629 Adjusted earnings per share diluted (1) 0.73 Adjusted return on average assets Net income $ 5,436 Plus: additional income tax expense for deferred tax asset revaluation 1,295 Adjusted net income 6,731 Average assets 748,940 Adjusted return on average assets 0.90% Adjusted return on average shareholders equity Net income $ 5,436 Plus: additional income tax expense for deferred tax asset revaluation 1,295 Adjusted net income 6,731 Average shareholders equity 65,720 Adjusted return on average shareholders equity 10.24% (1) Share and per share amounts are based on total common shares outstanding, which includes common stock and nonvoting common stock. T hese amounts have been adjusted to give effect to a one-for-five reverse stock split of common shares 23 completed effective May 4, 2018.